EXHIBIT 99.1

B COMMUNICATIONS LTD.

2 Dov Friedman Street, Ramat-Gan, 5250301, Israel

Dear. Shareholders:

We cordially invite you to the 2015 Annual General Meeting of Shareholders to be held on Thursday, June 18, 2015 at 10:00 a.m. (Israel time) at our offices at 2 Dov Friedman Street, Ramat Gan 5250301, Israel.

At the Meeting, shareholders will be asked to adopt the following resolutions, as further detailed in the attached proxy statement:

1.	To elect three directors, to hold office until our next annual general meeting of shareholders (Shaul Elovitch, Benny Gabbay and Or Elovitch).

2.	To approve the payment of a special one-time bonus to the chief executive officer.

3.
To ratify and approve the reappointment of Somekh Chaikin, registered public accounting firm, a member of KPMG International, as our independent registered public accountants for the year ending December 31, 2015, and to authorize our Board of Directors and our Audit Committee (under their authority in accordance with the Israeli Companies Law), to fix the compensation of such independent registered public accountants in accordance with the volume and nature of their services.

In addition, our auditor’s report and consolidated financial statements for the year ended December 31, 2014 will be reviewed and discussed at the Meeting.

Shareholders may review the full version of the proposed resolutions in the Proxy Statement as well as the accompanying proxy card, on, or about, May 11, 2015, via the Israeli Securities Authority’s electronic filing system at http://www.magna.isa.gov.il or the website of the Tel-Aviv Stock Exchange Ltd. at http://maya.tase.co.il, and also at our offices (2 Dov Friedman St., Ramat-Gan, 5250301, Israel - +972-3-9240000 (phone), +972-3-939-9832 (fax)). Our company’s representative is Mr. Ami Barlev (2 Dov Friedman Street, Ramat Gan, Israel - Tel: 050-2029021 Fax: 03-7530927).

Shareholders of record at the close of business on May 11, 2015 are entitled to notice of and to vote at the meeting. You can vote either by mailing in your proxy or in person by attending the meeting. If voting by mail, the proxy must be received by our transfer agent or at our registered office in Israel at least forty-eight (48) hours prior to the appointed time of the meeting to be validly included in the tally of ordinary shares voted at the meeting. If you attend the meeting, you may vote in person and your proxy will not be used. Detailed proxy voting instructions will be provided both in the Proxy Statement and on the enclosed proxy card.

Quorum and Voting:

The quorum for any shareholders meeting shall include the presence, in person or by proxy, of shareholders holding or representing, in the aggregate, at least one third of the voting rights. No business shall be considered or determined at a general meeting, unless the requisite quorum is present within half an hour from the time appointed for the general meeting. If within half an hour from the time appointed for the general meeting a quorum is not present, the general meeting shall stand adjourned to the same day one week thereafter, at the same time and place, or to such other time as designated in the notice for such meeting (“Adjourned Meeting”). If within half an hour from the time appointed for the Adjourned Meeting a quorum is not present, any number of shareholders present shall represent a quorum.

Our Articles of Association require each shareholder that wishes to participate in the meeting to certify to us prior to the vote, or if the shareholder is voting by proxy, in the proxy card, as to whether or not his or her holdings in our company or his or her vote requires the approval of the Prime Minister of Israel and Israeli Minister of Communications pursuant to the Israeli Communications Law (Telecommunications and Broadcasting), 1982 or the Communications Order (Determination Of Essential Service Provided By “Bezeq” The Israeli Telecommunications Corp., Limited), 5757-1997, or the Communications Order. If a shareholder does not provide such certification, such shareholder will not be entitled to vote at the meeting and such shareholder’s vote will not be counted for quorum purposes.

According to our Articles of Association, “Exceptional Holdings” do not entitle the holder to vote such shares at the meeting. “Exceptional Holdings” are defined in the Israeli Communications, and a description of the definition of “Exceptional Holdings” will be included in the Proxy Statement.

Voting:

With respect to Items 1 and 3

Under the Israeli Companies Law, the affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting thereon, is required.

With respect to Item 2

The affirmative vote of the holders of a majority of the ordinary shares represented at the Meeting, in person or by proxy, entitled to vote and voting on the matter, is required to approve the foregoing resolution; provided that at least one of the following “special majority” requirements is met: (i) the shares voting in favor of the matter include at least a majority of the shares voted by shareholders who are not controlling shareholders and who do not have a personal interest in the approval of the proposal or (ii) the total number of shares voted against the proposal by shareholders referenced under (i) does not exceed 2% of our outstanding voting rights.

May 6, 2015

Ami Barlev, Adv.